AB 3/3

*KH 3/2

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2011
WASH, DC
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berenson & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue
(No. and Street)

New York	N.Y.	10065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lewis (212) 446-1735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11016832

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/3

OATH OR AFFIRMATION

I, Michael Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berenson & Company, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES LASTARR
Notary Public, State of New
No. 01LA6094774
Qualified in Bronx C
Commission Expires June 23, 2014

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

BERENSON & COMPANY, LLC
(a wholly owned subsidiary of Berenson & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Berenson & Company, LLC

We have audited the accompanying statement of financial condition of Berenson & Company, LLC (the "Company" and a wholly owned subsidiary of Berenson & Company, Inc.) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Berenson & Company, LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 14, 2011

BERENSON & COMPANY, LLC
(a wholly owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and cash equivalents (including restricted cash of $100,433)	**$ 16,999,856**
Prepaid expenses	**579,616**
Due from parent, net	**635,160**
Fixed assets, net of accumulated depreciation and amortization of $117,719	**211,187**
Other assets	**7,097**
	$ 18,432,916
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accrued compensation	**$ 11,800,000**
Accrued expenses	**225,495**
Accounts payable	**38,271**
Deferred rent	**100,156**
	12,163,922
Commitments (Note F)	
MEMBER'S EQUITY	**6,268,994**
	$ 18,432,916

See notes to statement of financial condition

NOTE A - ORGANIZATION

Berenson & Company, LLC (the "Company") is a wholly owned subsidiary of Berenson & Company, Inc. (the "Parent"). The Parent is the managing member and only member of the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fees earned in relation to a specific transaction or project are recognized when the transaction or project is complete and billable. Reimbursed expenses from customers are recognized when incurred.

Depreciation of office equipment is recorded on a straight-line basis over a five-year period. Leasehold improvements are being amortized on a straight-line basis over the shorter of their estimated useful life or the life of the applicable office lease. Software is being amortized on a straight-line basis over three years.

Cash and cash equivalents include holdings in a money market mutual fund held at a financial institution. In the event of the financial institution's insolvency, recovery of such assets may be limited to account insurance or other protection.

The Company leases premises under a lease, which provides for periodic increases during the lease term. The Company records rent expense on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company is a single member limited liability company wholly owned by the Parent and is a disregarded entity for federal and state income tax purposes.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. Management has reviewed the Company's tax positions for all open tax years (tax years ended December 31, 2007 through December 31, 2010) and concluded that no provision for unrecognized tax benefits or expense is required in the statement of financial condition.

NOTE C - BENEFIT PLANS

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

NOTE D - NET CAPITAL

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $100,000, or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $15,748,126, which exceeded the minimum net capital requirement of $100,000 by $15,648,126. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.

The Company claims an exemption from the Securities and Exchange Commission Customer Protection Rule 15c3-3 pursuant to Section (K)(2)(ii) and does not effect any transactions with customers.

NOTE E - FIXED ASSETS

Fixed assets at December 31, 2010 are comprised of the following:

Computer and office equipment	$ 214,002
Telecommunications	51,262
Artwork	48,320
Leasehold improvements	11,984
Software	3,338
Total cost	328,906
Less accumulated depreciation and amortization	(117,719)
Fixed assets, net	$ 211,187

During 2010, there were retirements of fully depreciated fixed assets with an aggregate total original cost of $463,978.

NOTE F - COMMITMENTS

The Company leases office space on the fourth floor of 667 Madison Avenue in New York City under a non-cancelable operating lease, which expires in January 2013. Additionally, the Company leases office space on the 24th floor in the same building under an operating lease that is cancelable with three months' notice, which also expires in January 2013. Future minimum lease payments at December 31, 2010 are as follows:

	Non-cancelable	Cancelable	Total
2011	$ 1,084,254	$ 222,750	$ 1,307,004
2012	1,010,004	297,000	1,307,004
2013	84,167	24,750	108,917
	$ 2,178,425	$ 544,500	$ 2,722,925

One of the leases requires a security deposit of $100,000, which has been satisfied by a letter of credit. The Company has collateralized such letter of credit with a cash deposit of $100,433, which is included in restricted cash.

NOTE G - RELATED PARTY

As of December 31, 2010, the net amount due from Parent totaled $635,160.

In 2010, the Company's receivable from the Parent was written down by approximately $1,294,000, based on the amount intended to be paid by the Parent.

NOTE H - SIGNIFICANT CLIENTS

During 2010, advisory fees earned from two clients represent approximately 76% of total advisory fees earned for the year ended December 31, 2010.

NOTE I - SUBSEQUENT EVENTS

The member has evaluated events through February 14, 2011, the date that this statement of financial condition was available to be issued.

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Member
Berenson & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Berenson & Co., LLC (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7 with respective cash disbursement records entries (the Company's cash disbursements journal) noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in the accompanying Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 14, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043368 FINRA DEC
BERENSON & COMPANY LLC 8*8
667 MADISON AVE 4TH FL
NEW YORK NY 10065-8029

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MICHAEL LEWIS, (212)935-7676

2. A. General Assessment (item 2e from page 2)		$ 56,700.20
B. Less payment made with SIPC-6 filed (exclude interest) July 13, 2010 Date Paid		(8,205.32)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		48,494.88
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 48,494.88
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 48,494.88	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BERENSON & COMPANY, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 1 day of February, 20 11.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________, 20__
and ending ____________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 22,680,079.68
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 22,680,079.68
2e. General Assessment @ .0025	$ 56,700.20
	(to page 1, line 2.A.)